UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Lighting Science Group Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

53224G103

(CUSIP Number)

Mei Liang

RW LSG Holdings LLC

c/o Riverwood Capital Partners L.P.

70 Willow Road, Suite 100

Menlo Park, CA 94025

(650) 687-7300

Copy to:

Kirsten Jensen

Simpson Thacher & Bartlett LLP

2550 Hanover Street

Palo Alto, CA 94304

(650) 251-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 15, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

2

CUSIP No. 53224G103

1.	Names of Reporting Persons. RW LSG Holdings LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 38,135,593
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 38,135,593
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 38,135,593
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 15.5%
14.	Type of Reporting Persons (See Instructions) OO

3

CUSIP No. 53224G103

1.	Names of Reporting Persons. Riverwood Capital Partners L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 38,135,593*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 38,135,593*
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 38,135,593*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 15.5%
14.	Type of Reporting Persons (See Instructions) PN
*	The Reporting Person disclaims beneficial ownership as described under Item 5.

CUSIP No. 53224G103

1.	Names of Reporting Persons. Riverwood Capital L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 38,135,593*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 38,135,593*
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 38,135,593*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 15.5%
14.	Type of Reporting Persons (See Instructions) PN
*	The Reporting Person disclaims beneficial ownership as described under Item 5.

CUSIP No. 53224G103

1.	Names of Reporting Persons. Riverwood Capital GP Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 38,135,593*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 38,135,593*
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 38,135,593*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 15.5%
14.	Type of Reporting Persons (See Instructions) OO
*	The Reporting Person disclaims beneficial ownership as described under Item 5.

CUSIP No. 53224G103

1.	Names of Reporting Persons. RW LSG Management Holdings LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 12,664,760
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 12,664,760
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,664,760
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 5.8%
14.	Type of Reporting Persons (See Instructions) OO

CUSIP No. 53224G103

1.	Names of Reporting Persons. Riverwood Capital Management L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 12,664,760*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 12,664,760*
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,664,760*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 5.8%
14.	Type of Reporting Persons (See Instructions) PN
*	The Reporting Person disclaims beneficial ownership as described under Item 5.

CUSIP No. 53224G103

1.	Names of Reporting Persons. Riverwood Capital Management Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 12,664,760*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 12,664,760*
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,664,760*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 5.8%
14.	Type of Reporting Persons (See Instructions) OO
*	The Reporting Person disclaims beneficial ownership as described under Item 5.

This Amendment No. 2 supplements and amends the initial statement on Schedule 13D filed by (i) RW LSG Holdings LLC, (ii) Riverwood Capital Partners L.P., (iii) Riverwood Capital L.P., (iv) Riverwood Capital GP Ltd., (v) RW LSG Management Holdings LLC, (vi) Riverwood Capital Management L.P. and (vii) Riverwood Capital Management Ltd., with the Securities and Exchange Commission on June 4, 2012 with respect to shares of Common Stock, par value $0.001 per share, of Lighting Science Group Corporation (the “Initial Statement”) and Amendment No. 1 thereto filed with the Securities and Exchange Commission on June 13, 2012 (together with the Initial Statement, the “Schedule 13D”). Capitalized terms used but not defined herein shall have the meanings attributed to such terms in the Schedule 13D. The Schedule 13D is hereby amended and supplemented as follows:

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by inserting the following immediately prior to the third paragraph from the end of Item 4 as follows:

Partial Assignment of Warrant

As contemplated by the Letter Agreements, on June 15, 2012, RW LSGM effected an assignment of a portion of the Warrant representing the right to purchase: 1,809,250 shares of Common Stock in the aggregate to VantagePoint Venture Partners 2006 (Q) L.P. and VantagePoint CleanTech Partners II, L.P.; 1,085,550 shares of Common Stock to SEB Private Equity Opportunity Fund II; and 2,532,951 shares of Common Stock to Gamla Livförsäkringsaktiebolaget SEB Trygg Liv (publ). In conjunction with such partial assignment, RW LSGM’s previous Warrant was cancelled and RW LSGM was issued a new warrant representing the right to purchase 12,664,760 shares of common stock (the “New Warrant”). The terms of the New Warrant are substantially the same as those of the Warrant, except that the exercise price for such New Warrant will be equal to the difference obtained by subtracting (a) the fair market value for each share of Common Stock on the day immediately preceding the date of exercise and (b) the quotient obtained by dividing (i) 3.5% of the amount by which the total equity value of the Issuer exceeds $500,000,000.00 by (ii) the number of shares for which the New Warrant is exercisable.

Item 4 of the Schedule 13D is hereby amended by replacing the third paragraph from the end thereof in its entirety with the following:

The description of the terms and conditions of the Subscription Agreement, Series H Certificate, Registration Rights Agreement, Co-Sale Letter, Services Agreement, Warrant, Letter Agreements and New Warrant set forth herein does not purport to be complete and is qualified in its entirety by reference to the full text of the Subscription Agreement attached hereto as Exhibit 3, the Series H Certificate attached hereto as Exhibit 4, the Registration Rights Agreement attached hereto as Exhibit 5, the Co-Sale Letter attached hereto as Exhibit 6, the Services Agreement attached hereto as Exhibit 7, the Warrant attached hereto as Exhibit 8, the Letter Agreements attached hereto as Exhibits 9 and 10 and the New Warrant attached hereto as Exhibit 11, each of which is incorporated by reference.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended by replacing the fourth paragraph thereof in its entirety with the following:

Pursuant to Rule 13d-3 under the Exchange Act, RW LSGM may be deemed to beneficially own 12,664,760 shares of Common Stock, which are subject to issuance upon exercise of the New Warrant held by RW LSGM and which constitute approximately 5.8% of the Common Stock outstanding as of the date of this filing.

Item 5 of the Schedule 13D is hereby amended by replacing the eighth paragraph thereof in its entirety with the following:

(c) Except as set forth in Item 4 hereof, to the best knowledge of each of the Reporting Persons, none of the Reporting Persons nor any other persons named in response to Item 2 hereof has engaged in any transactions in any shares of Common Stock since the filing of Amendment No. 1 to the Schedule 13D on June 13, 2012.

Item 7.	Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented by adding an additional exhibit as follows:

11.	Warrant, dated as of June 15, 2012, by and between Lighting Science Group Corporation and RW LSG Management Holdings LLC (filed herewith).

Signatures

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 20, 2012

RW LSG HOLDINGS LLC

By:	Riverwood Capital Partners L.P., as Managing Member

By:	Riverwood Capital L.P., as General Partner

By:	Riverwood Capital GP Ltd., as General Partner

By:	*
Name: Michael E. Marks
Title: Director & CEO

RW LSG MANAGEMENT HOLDINGS LLC

By:	Riverwood Capital Management L.P., as Managing Member

By:	Riverwood Capital Management Ltd., as General Partner

By:	*
Name: Michael E. Marks
Title: Director

RIVERWOOD CAPITAL PARTNERS L.P

By:	Riverwood Capital L.P., as General Partner

By:	Riverwood Capital GP Ltd., as General Partner

By:	*
Name: Michael E. Marks
Title: Director & CEO

RIVERWOOD CAPITAL L.P.

By:	Riverwood Capital GP Ltd., as General Partner

By:	*
Name: Michael E. Marks
Title: Director & CEO

RIVERWOOD CAPITAL GP LTD.

By:	*
Name: Michael E. Marks
Title: Director & CEO

RIVERWOOD CAPITAL MANAGEMENT L.P.

By:	Riverwood Capital Management Ltd., as General Partner

By:	*
Name: Michael E. Marks
Title: Director

RIVERWOOD CAPITAL MANAGEMENT LTD.

By:	*
Name: Michael E. Marks
Title: Director

*/s/ Mei Liang
Attorney-in-Fact for Reporting Persons pursuant to Power of Attorney